UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor
Col. Lomas de Chapultepec
11000 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Contacts:

ASUR
Lic. Adolfo Castro
(52) 55-5284-0408
acastro@asur.com.mx

AEROPUERTOS DEL SURESTE

Breakstone & Ruth
Kay Breakstone
Susan Borinelli
(646) 536-7018
Sborinelli@breakstoneruth.com

ASUR Announces Passenger Traffic for March 2002

Mexico City, April 9, 2002, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of March 2002 decreased by 3.5 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001, in the U.S., ASUR's management is doing an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from February 27 through April 2, 2002, and the equivalent 35-day period last year from February 28 through April 3, 2001. Transit and general aviation passengers are excluded.

Airport	Mar 2001	Mar 2002	% Change
Cancun	935,867	947,716	1.3
Cozumel	76,482	57,840	(24.4)
Huatulco	37,843	32,882	(13.1)
Merida	95,613	84,885	(11.2)
Minatitlan	12,776	11,207	(12.3)
Oaxaca	47,818	44,896	(6.1)
Tapachula	18,295	17,371	(5.1)
Veracruz	51,300	42,502	(17.2)
Villahermosa	56,136	45,909	(18.2)
ASUR Total	**1,332,130**	**1,285,208**	**(3.5)**

- More -

By week, ASUR's total passenger traffic from February 27 through April 2, 2002 varied year-over-year as follows:

- Decreased by 12.9 percent for the seven-day period from February 27 through March 5;
- Decreased by 10.5 percent for the seven-day period from March 6 through 12;
- Decreased by 8.2 percent for the seven-day period from March 13 through 19;
- Increased by 0.9 percent for the seven-day period from March 20 through 26 and;
- Increased by 15.3 percent for the seven-day period from March 27 through April 2;

Airport	% Change Feb 27 thru Apr 2, 2002, vs. Feb 28 thru Apr 3, 2001				
	Feb 27 To Mar 5 7 Days	Mar 6 To 12 7 Days	Mar 13 To 19 7 Days	Mar 20 To 26 7 Days	Mar 27 To Apr 02 7 Days
Cancun	(10.0)	(7.4)	(6.0)	6.6	26.5
Cozumel	(32.2)	(28.9)	(23.1)	(23.5)	(13.6)
Huatulco	(20.8)	(10.0)	(18.2)	(23.3)	11.7
Merida	(18.8)	(18.5)	(11.9)	(2.3)	(4.4)
Minatitlan	(14.0)	(9.4)	(9.7)	(8.8)	(20.4)
Oaxaca	(9.2)	(7.4)	(0.6)	(6.3)	(7.3)
Tapachula	(15.0)	(12.9)	(4.9)	12.7	(4.0)
Veracruz	(19.0)	(16.9)	(12.4)	(19.0)	(19.0)
Villahermosa	(13.4)	(20.7)	(17.3)	(16.1)	(23.8)
ASUR Total	**(12.9)**	**(10.5)**	**(8.2)**	**0.9**	**15.3**

When analyzing the above figures it should be noted that in 2001 the Easter Week and Holy Week vacation period took place in April, while in 2002 Holy Week took place in March and Easter Week in April.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F.
TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________
Name: Adolfo Castro Rivas
Title: Director of Finance (Principal Financial and Accounting Officer)

Dated: April 10, 2002

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